THE CENTRAL EUROPE AND RUSSIA FUND, INC.
4/30/2004 SEMI-ANNUAL N-SAR

ATTACHMENT--77G

         At its January 26, 2004 Board Meeting, the Board of Directors approved increasing the Fund's investment limit in Russia from 35% to 50%. The Board also approved increasing the Fund's investment limit in Turkey from 15% to 20%.